Exhibit 21.1

SUBSIDIARIES OF VIRAGE LOGIC CORPORATION

Ingot Systems Inc. (parent company of Ingot Systems Pvt. Ltd.)

Virage Logic International, a California corporation

Virage Logic International owns the following subsidiaries:

Virage Logic International GmbH, a German corporation

Virage Logic International KK, a Japanese corporation

Virage Logic International Ltd., an Israeli corporation